Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES NIS 150 MILLION BOND STRUCTURED
TRANSACTION AND AN INCREASE OF ITS BOND REPURCHASE PROGRAM

Tel Aviv, Israel, November 8, 2012, Elbit Imaging Ltd. (NASDAQ: EMITF) (“EI” or the “Company”) today announced that Elbit Imaging Financing Services, Limited Partnership (“Elbit Financing”), a partnership fully owned and controlled by the Company, had entered into a NIS 150 million bond structured transaction with a leading global financial institution (the “Transaction” and the “Counterparty” respectively), pursuant to which, Elbit Financing was granted a NIS 75 million credit line for the purchase of a portfolio of the Company’s bonds having an aggregate market value of up to NIS 150 million (the “Bond Portfolio”). Elbit Financing may (but is not obligated to) purchase the Bond Portfolio within a 10-week utilization period commencing at the effective date of the Transaction. In the framework of the Transaction, Elbit Financing shall sell to the Counterparty bonds that were acquired by it and which shall comprise the Bond Portfolio, in consideration for a payment by the Counterparty of the agreed upon financing amount that will not exceed 50% of the aggregate market value of the Bond Portfolio, and that shall be determined with the objective to ensure that each party shall receive an agreed upon IRR out of the Bond Portfolio’s proceeds.

During the term of the Transaction, all the proceeds derived from the Bond Portfolio (principal and interest) shall be retained by the Counterparty. Immediately following the scheduled termination date (which is set to April 30, 2014), subject to no early termination event having occurred, the Counterparty shall deliver to Elbit Financing the remaining, unamortized portion of the Bond Portfolio.

Under the terms of the Transaction, an early termination can occur due to certain occurrences, such as, inter alia a trigger event (which is linked to the decrease in the market value of the Bond Portfolio below a pre-defined threshold level, subject to the right of Elbit to rectify such situation by advancing the Counterparty with a respective cash deposit), standard credit events linked to a default by the Company on any of its bonds obligations or due to bankruptcy events (as defined under ISDA), or certain market disruption events (linked to the delisting of the Bonds or unavailability of a market price for the bonds for a certain pre-defined consecutive period). Upon the occurrence of an early termination event, the Counterparty may sell the Bond Portfolio and shall be entitled to receive the agreed upon IRR plus unwind costs, and thereafter the parties shall execute a cash settlement with respect to any remainder derived from the sale of the Bond Portfolio.

The bonds will be repurchased under the Company’s current bond repurchase program that was announced on May 23, 2011. In addition, and in furtherance of the Transaction as well as any other bond repurchases, the board of directors of the Company approved the increase of the bond repurchase program to allow repurchase of up to an additional NIS 125 million (approximately $32 million) of Elbit’s Series A through G and Series 1 Notes, which are traded on the Tel Aviv Stock Exchange. The repurchases will be made (if any) from time to time as shall further be determined by the Company regardless of the aforementioned Transaction. Such board approval does not constitute a commitment to purchase any bonds. The timing and amounts of any bond repurchases will be determined by the Company’s management based on its evaluation of market conditions and other factors. The repurchase programs may be suspended or discontinued at any time. Repurchases of bonds will be carried out by the Company or any of its subsidiaries or affiliates. Bonds repurchased by the Company itself will be canceled and removed from trading and will not be permitted to be reissued.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India; (ii) U.S. Real Property - Investment in commercial real property in the United States; (iii) Hotels - Hotel operation and management, primarily in major European cities; (iv) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (v) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India and in Eastern Europe; (vi) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel; and (vii) Other Activities - (a) venture capital investments and (b) investments in hospitals and farm and dairy plants in India. We have presently decided to suspend our investment activities in hospitals and farm and dairy plants in India until we are satisfied that the economy has recovered sufficiently to resume such activities.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2011, under the caption “Risk Factors”. Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements. The transaction described above involves additional risk factors associated with transactions of this type that are not included in Item 3.D (under the caption “Risk Factors”) of our annual report on Form 20-F for the fiscal year ended December 31, 2011. Among other things, structured Repo transaction with credit support, credit linked notes and other derivatives  involve a high degree of risk as they represent an investment linked to the credit of certain reference item(s)which will be influenced (positively or negatively) by fluctuations in the credit of the relevant reference item(s), the time remaining to the redemption date and the creditworthiness of the reference item which in turn may be affected by the economic, financial and political events in one or more jurisdictions, and investors in reference item linked derivatives, notes and structured Repo transactions may risk losing their entire investment. In the event of the occurrence of certain circumstances specified in the applicable final terms, the relevant issuer's or counterparty's delivery or payment obligation may be postponed or replaced by an obligation to pay other amounts calculated by reference to the value of obligations issued by such Reference Item(s), and hence, there is no assurance that the goals or expected results of the transaction will be achieved.

For Further Information:

Company Contact:	Investor Contact:
Shimon Yitzhaki	Mor Dagan
Chairman of the Board of Directors	Investor Relations
Tel: +972-3-608-6048	Tel: +972-3-516-7620
shimony @elbitimaging.com	mor@km-ir.co.il